Correspondence

October 28, 2008

Via Edgar, Facsimile and Federal Express

Michael F. Johnson, Attorney
Division of Corporation Finance
U.S. Securities and Exchange Commission
Mail Stop 4561
100 F Street, N.E.
Washington, D.C. 20549

Re:	Disaboom, Inc. Amendment No. 2 to Registration Statement on Form S-1 Filed October 16, 2008 File No. 333-150494

Dear Mr. Johnson:

        We have reviewed your letter dated October 24, 2008, addressing our amended filing. This letter is in response to your October 24, 2008 letter.

Cover Page

1.	Comment:	Your amended filing includes information not material to an investment decision. The information presented on the cover page of your prospectus should be limited to the information called for by Item 501 of Regulation S-K. Please amend the cover page of your registration statement accordingly.

        Response:      Complied. As requested in Amendment No. 3 to the registration statement we have removed the information on the cover page of the prospectus that is not material to an investment decision.

U.S. Securities and Exchange Commission
October 28, 2008

Recent Sales of Unregistered Securities, page II-1

2.	Comment:	On page II-3, you state that you issued 55,000 shares of common stock to Lovebyrd.com, LLC, in reliance upon the exemptions from registration provided by Section 4(2) and Rule 506 of Regulation D. Please explain the facts upon which you relied and which you believe make these exemptions available. Refer to Item 701(d) of Regulation S-K.

         Response:     Complied. In regards to the issuance of the shares to Lovebyrd.com, LLC we added disclosure as to why we relied on the exemptions from registration provided by Section 4(2) and Rule 506 of Regulation D, including that Lovebyrd is an accredited investor as defined in Rule 501.

        We hope we have adequately addressed your comments. Please contact me if you have any questions.

Very truly yours, Disaboom, Inc.

/s/ John Walpuck
John Walpuck President & CFO